

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2012

Via E-mail
Daniel W. Balsiger
President
MYEZSMOKES, Inc.
11839 Sorrento Valley Road
Suite 39-C1
San Diego, CA 92121

> **Re:** **MYEZSMOKES, Inc.**
> **Offering Statement on Form 1-A**
> **Filed December 5, 2012**
> **File No. 024-10336**

Dear Mr. Balsiger:

Our preliminary review of your offering statement indicates that it fails in several respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of Form 1-A, including:

1.   You fail to disclose the assumptions underlying numerous forward looking statements made throughout your offering statement, including on pages 14 and 21. See Securities Act Rule 175(c).

2.   You have not filed an opinion of counsel as to the legality of the offered securities and related consent of counsel. Please see paragraphs 10 and 11 of Item 2 of Part III of Form 1-A.

3.   Your offering statement is not properly signed by your chief executive officer, chief financial officer and a majority of the members of your board of directors. Please see Instruction 1 to Signatures of Form 1-A.

Because you did not include the delaying notation described in Securities Act Rule 252(g)(2) on the facing page of the Form 1-A, the offering statement will become qualified without Commission action on December 25, 2012, the 20th day after its filing, despite the significant deficiencies described above. If, before that date, you do not file a substantive amendment to your offering statement either (1) correcting the deficiencies described above or (2) including the delaying notation described in Securities Act Rule 252(g)(2), we will have to consider what actions we will take, consistent with our responsibilities under the Federal securities laws.

You may call me at 202-551-3528 if you have any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Morgan Scudi